

August 6, 2010

Mr. Hung-Lang Huang
Chairman, Chief Executive Officer and President
DIAS Holding, Inc.
16630 Southfield Road
Allen Park, MI 48101

> **Re: DIAS Holding, Inc.**
> **Item 4.01 Form 8-K Filed August 4, 2010**
> **File No. 0-51898**

Dear Mr. Huang:

We have reviewed your filing and have the following comments. Please respond to this letter via EDGAR within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. We note your disclosure that you "received the request from UHY LLP for resignation" and that "this action effectively dismisses UHY LLP." Please revise the Form to clearly state whether the former accountant resigned, declined to stand for re-election or was dismissed, and the specific date, as required by Item 304(a)(1)(i) of Regulation S-K. The disclosure should also indicate whether the board of directors recommended or approved the decision to change accountants. Refer to Item 304(a)(1)(iii) of Regulation S-K.

2. The disclosure should also state whether during the registrant's two most recent fiscal years and any subsequent interim period through the date of resignation, declination or dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(1)(iv) and (v) of Regulation S-K.

3. In addition, please file a letter from your former accountant, indicating whether or not they agree with your disclosures in the amended Form 8-K. In order for the former accountants to file the letter required by Item 304 of Regulation S-K, a copy of the filing

should be furnished to them as soon as possible, but no later than the date you file the Form 8-K with the Commission. The former accountant's letter should be filed on Exhibit 16 with the amended Form 8-K, or if the former accountant's letter is unavailable at the time of filing such report, then the letter should be filed with an amended Form 8-K on Exhibit 16 within two business days of receipt but no later than ten business days after filing the Form 8-K.

4. When you engage a new accountant, please report the engagement in a new Form 8-K and comply with the requirements of Item 304(a)(2) of Regulation S-K. In making any disclosures about consultations with your new accountants, please ensure you disclose any consultations up through the date of engagement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at (202) 551-3694.

Sincerely,

Jonathan Wiggins
Staff Accountant